UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KIT digital, Inc.

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(Name of Issuer)

Common Stock, $0.0001 par value

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(Title of Class of Securities)

482470200

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(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

Jeffrey M. Shapiro, Esq., Lowenstein Sandler PC
65 Livingston Avenue, Roseland, NJ 07068

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

August 7, 2012

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200	SCHEDULE 13D/A	Page 2 of 9 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

CUSIP No. 482470200	SCHEDULE 13D/A	Page 3 of 9 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 4 of 9 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 482470200	SCHEDULE 13D/A	Page 5 of 9 Pages

(1) Names of reporting persons Oliver Press Investors, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): PN

* As of the date of this filing, Oliver Press Investors, LLC (“OPI”) holds 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1% of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 6 of 9 Pages

(1) Names of reporting persons Augustus K. Oliver
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): IN

* As of the date of this filing, Oliver Press Investors, LLC (“OPI”) holds 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1% of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 7 of 9 Pages

(1) Names of reporting persons Clifford Press
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) X
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 50,000*
(9) Sole dispositive power: 0
(10) Shared dispositive power: 50,000*
(11) Aggregate amount beneficially owned by each reporting person: 50,000*
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 0.1%*
(14) Type of reporting person (see instructions): IN

* As of the date of this filing, Oliver Press Investors, LLC (“OPI”) holds 50,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”). Messrs. Augustus K. Oliver (“Oliver”) and Clifford Press (“Press”), as the Managing Members of OPI, may be deemed to share the power to vote and to direct the disposition of the shares of Common Stock held by OPI. Thus, for purposes of Reg. Section 240.13d-3, each of OPI, Oliver and Press may be deemed to beneficially own an aggregate of 50,000 shares of Common Stock, or 0.1% of the shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 54,941,040 shares of Common Stock issued and outstanding as of June 15, 2012, as reported by the Issuer in its Prospectus (File No. 333-181987) dated June 15, 2012, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended. See also Item 2 of this Schedule 13D.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 8 of 9 Pages

This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 2 and 4 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2012 (the “Schedule 13D”). Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended to add the following:

The JEC Affiliates may no longer be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the OPI Affiliates, by virtue of the information provided in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The JEC Affiliates and OPI Affiliates have decided to terminate their plans for a written consent solicitation of the shareholders of the Issuer to remove all existing directors and elect a new Board. Further, the JEC Affiliates and OPI Affiliates have decided to terminate their plans to propose a slate of directors for election at the Issuer’s next annual meeting. The JEC Affiliates and the OPI Affiliates have no other joint proposals that have been submitted to the Issuer and there exists no agreement or other facts pursuant to which the JEC Affiliates and the OPI Affiliates may continue to be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. Effective August 6, 2012, there ceased to be any agreement between the JEC Affiliates and OPI Affiliates related to the acquisition, disposition, holding or voting securities of the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

CUSIP No. 482470200	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: August 7, 2012

JEC II Associates, LLC

By: /s/ K. Peter Heiland*

Name: K. Peter Heiland

Title: Manager

JEC Capital Partners LLC

By: /s/ K. Peter Heiland*

Name: K. Peter Heiland

Title: Managing Partner

/s/ K. Peter Heiland*

K. Peter Heiland

Oliver Press Investors, LLC

By: /s/ Clifford Press

Name: Clifford Press

Title: Managing Partner

/s/ Augustus K. Oliver

Augustus K. Oliver

/s/ Clifford Press

Clifford Press

*By: /s/ James E. Dawson

James E. Dawson, as attorney-in-fact